NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES NEW DIGITAL & BETTING BUSINESS SEGMENT AND PROVIDES INVESTOR DAY UPDATE

Segment comprises high-growth iGaming and sports betting businesses

LONDON – Sept. 8, 2021 – International Game Technology PLC (NYSE:IGT) ("IGT" or the “Company”) today announced that it has established a dedicated Digital & Betting business segment, comprising its iGaming and sports betting activities that were previously part of the Global Gaming segment. As a result, beginning with the third quarter of FY2021, IGT will report results under three business segments: Global Lottery, Global Gaming and Digital & Betting. The IGT iLottery business will remain part of the Company’s Global Lottery segment.

Enrico Drago will serve as CEO, Digital & Betting, reporting to Marco Sala, CEO of IGT, effective immediately. Drago, 44, previously had oversight of the IGT iGaming, iLottery and sports betting businesses as Senior Vice President, PlayDigital.

“IGT has established strong leadership positions and driven dynamic growth across its iGaming and sports betting businesses. With significant growth expected to continue, we have decided to establish a dedicated Digital & Betting business segment,” said Marco Sala, CEO of IGT. “These businesses have become strategically important to IGT as they afford us the opportunity to leverage the global reach and strong customer relationships of our Global Gaming segment. The new structure gives us more flexibility in our product and solutions portfolio and enables better appreciation of the intrinsic value of these activities.”

In advance of its third quarter 2021 earnings call, the Company expects to provide a recast of its historical financials to reflect the new segment disclosure.

In addition, due to the increased restrictions and ongoing uncertainty surrounding COVID-19 and its Delta variant, IGT has decided to hold its Investor Day event virtually and has moved its date to November 16, 2021. More information on the event will be forthcoming.

Executive Biography

Prior to his appointment as CEO, Digital & Betting, Enrico Drago served as Senior Vice President of PlayDigital from July, 2018, leading a fast-growing and award-winning portfolio of digital gaming/lottery and sports betting products, platforms and services. He has also served as Vice Chairman of De Agostini S.p.A., since June, 2021. As of June 30, 2021, De Agostini S.p.A. held approximately 50.40 percent of IGT’s ordinary shares and approximately 64.98 percent of the voting rights attaching to IGT’s ordinary shares. Drago also has served as an advisor for Nina Capital, a leading European venture capital firm focused on health technology companies, since 2019. He is the son of Marco Drago, a member of IGT’s Board of Directors and the Chairperson of De Agostini S.p.A.

In 2014, Enrico Drago joined IGT as Chief Operating Officer for subsidiary Lottomatica, overseeing the Italian business strategy and operations. In 2017, he took on the role of Senior Vice President Global Interactive, Sports Betting and Licenses. Prior to joining IGT, he led teams for Inditex Italia, which he joined through a leadership program for high-potential managers. Drago was selected as the Italy Chief Operating Officer for brands Bershka, Pull & Bear, Zara Home, Oysho, Stradivarius and Massimo Dutti and appointed as Inditex Italia Managing Director in 2011. Prior to his roles with Inditex Italia, Drago worked with Puig Beauty and Fashion.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contacts
Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452
Francesco Luti, Italian media inquiries, +39 34 85475493
James Hurley, Investor Relations, +1 (401) 392-7190